UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 7

SYMMETRICOM, INC.

(Name of Subject Company (Issuer))

PETT ACQUISITION CORP.

(Offeror)

A Wholly Owned Subsidiary of

MICROSEMI CORPORATION

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

871543104

(CUSIP Number of Class of Securities)

David Goren, Esq.

Senior Vice President Business Affairs, Legal and Compliance

Microsemi Corporation

One Enterprise

Aliso Viejo, California 92656

(949) 380-6100

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Warren T. Lazarow, Esq.

O’Melveny & Myers LLP

2765 Sand Hill Road

Menlo Park, CA 94025-7019

(650) 473-2600

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$348,219,840.30	$44,850.72

(1)     Estimated for purposes of calculating the amount of the filing fee only. This calculation is based on the offer to purchase up to 48,498,585 shares of common stock, par value $0.0001 per share, of Symmetricom, Inc. (the “Company”), at a purchase price of $7.18 per share, net to the tendering stockholder in cash, without interest and subject to any required withholding of taxes. Such shares consist of (i) 42,083,865 shares of common stock of the Company that were issued and outstanding as of October 25, 2013; (ii) 6,214,720 shares of common stock of the Company potentially issuable upon conversion of outstanding in-the-money stock options as of October 25, 2013, and (iii) up to 200,000 shares of common stock of the Company which constitutes the maximum number of shares that may be issued prior to the expiration of the Offer under the 2010 Employee Stock Purchase Plan of the Company.

(2)     The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2014, issued by the Securities and Exchange Commission on August 30, 2013, by multiplying the transaction value by .00012880.

☒  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $44,850.72	Filing Party: Microsemi Corporation
Form of Registration No.: Schedule TO	Date Filed: October 28, 2013

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ Third-party tender offer subject to Rule 14d-1.	☐ Issuer tender offer subject to Rule 13e-4.
☐ Going-private transaction subject to Rule 13e-3.	☐ Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

*If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (cross-border issuer tender offer).

☐  Rule 14d-1(d) (cross-border third-party tender offer).

This Amendment No. 7 (this “Amendment No. 7”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on October 28, 2013 (together with any amendments and supplements thereto, including that certain Amendment No. 1 filed on November 1, 2013, that certain Amendment No. 2 filed on November 6, 2013 and that certain Amendment No. 3 filed on November 8, 2013, that certain Amendment No. 4 filed on November 12, 2013, that certain Amendment No. 5 filed on November 19, 2013, and that certain Amendment No. 6 filed on November 22, 2013, the “Schedule TO”), by (i) PETT Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly owned subsidiary of Microsemi Corporation, a Delaware corporation (“Parent”), and (ii) Parent. The Schedule TO relates to the offer (the “Offer”) by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Company Shares”), of Symmetricom, Inc., a Delaware corporation (the “Company”), at a purchase price of $7.18 per Company Share, net to the tendering stockholder in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 28, 2013 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO. Capitalized terms used in this Amendment No. 7 but not defined herein shall have the respective meaning given to such terms in the Schedule TO.

The information set forth in the Offer to Purchase (as amended hereby), including Schedule I thereto, is hereby incorporated by reference in response to Items 1 through 13 of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 11.

Items 1 through 11 of the Schedule TO are hereby amended and supplemented as follows:

“The Offer and withdrawal rights expired at 12:00 midnight, New York City time, at the end of November 25, 2013. Based on information provided by the Depositary, as of the Expiration Date, 32,567,791 Company Shares were validly tendered and not withdrawn in the Offer, representing approximately 67.6% of the sum of (i) the then outstanding Company Shares plus (ii) (without duplication) a number equal to the number of Company Shares issuable upon the vesting (including vesting solely as a result of the consummation of the Offer), conversion, settlement or exercise of all then outstanding warrants, options, benefit plans, obligations or securities convertible or exchangeable into Company Shares, or other rights to acquire or be issued Company Shares, in each case, with an exercise or conversion price below the Per Share Amount.  The number of Company Shares tendered into the Offer satisfies the Minimum Condition. All conditions to the Offer having been satisfied, Purchaser accepted for payment, and expects to promptly pay for, all Company Shares validly tendered into and not withdrawn from the Offer.

As a result of its acceptance of the Company Shares tendered in the Offer and given that it was determined that Section 251(h) of the DGCL was applicable to the Merger, the Purchaser has sufficient voting power to approve the Merger without the affirmative vote of the stockholders of the Company pursuant to Section 251(h) of the DGCL. Subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent and Purchaser intend to complete the acquisition of the Company through the Merger as promptly as practicable without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL. At the Effective Time of the Merger, each Company Share outstanding (other than Company Shares directly owned by the Company and its subsidiaries, Parent or Purchaser, which will be canceled and shall cease to exist, and Company Shares held by stockholders that are entitled to and properly demand appraisal of such Company Shares under the DGCL) will be converted into the right to receive $7.18, net to the selling stockholder in cash, without interest and less any required withholding taxes. Following the Merger, the Company Shares will no longer be listed on NASDAQ Global Select Market.

On November 26, 2013, Parent issued a press release announcing the results and expiration of the Offer. A copy of the press release is attached hereto as Exhibit (a)(5)(H), and the information set forth in the press release is incorporated herein by reference.”

Item 12.         Exhibits

Item 12 of the Schedule TO is amended and supplemented by adding the following exhibit:

Exhibit	Exhibit Name

(a)(5)(H)	Press Release issued by Microsemi Corporation. on November 26, 2013.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 26, 2013	PETT Acquisition Corp.

	By:	/s/ JOHN W. HOHENER
	Name:	John W. Hohener
	Title:	Chief Financial Officer and Secretary

Date: November 26, 2013	Microsemi Corporation

	By:	/s/ JOHN W. HOHENER
	Name:	John W. Hohener
	Title:	Executive Vice President,
Chief Financial Officer, Secretary and
Treasurer

EXHIBIT INDEX

Exhibit	Exhibit Name
(a)(1)(A)	Offer to Purchase dated October 28, 2013.+

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).+

(a)(1)(C)	Notice of Guaranteed Delivery.+

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.+

(a)(1)(E)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.+

(a)(5)(A)	Press Release issued by Microsemi Corporation on October 21, 2013 (incorporated herein by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Microsemi on October 21, 2013).+

(a)(5)(B)	Summary Newspaper Advertisement as published in The New York Times on October 28, 2013.+

(a)(5)(C)	Transcript of Investor Conference held by Microsemi Corporation on October 21, 2013 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Microsemi on October 22, 2013).+

(a)(5)(D)

Commitment Letter, dated October 21, 2013, between Microsemi Corporation and Morgan Stanley Senior Funding, Inc. (incorporated by reference to Exhibit 10.1 to the Schedule TO-C filed by Microsemi on October 25, 2013).+

(a)(5)(E)	Complaint filed by Barron Young on behalf of himself and all others similarly situated, on October 29, 2013, in the Superior Court of the State of California, County of Santa Clara.+

(a)(5)(F)	Complaint filed by William Rapien on behalf of himself and all others similarly situated, on November 4, 2013, in the Court of Chancery of the State of Delaware.+

(a)(5)(G)	Press Release issued by Microsemi Corporation on November 22, 2013.+

(a)(5)(H)	Press Release issued by Microsemi Corporation on November 26, 2013.

(b)(1)

Commitment Letter, dated October 21, 2013, between Microsemi Corporation and Morgan Stanley Senior Funding, Inc. (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K/A filed by Microsemi Corporation on October 25, 2013).+

(d)(1)

Agreement and Plan of Merger, by and among Microsemi Corporation, PETT Acquisition Corp. and Symmetricom. Inc., dated October 21, 2013 (incorporated by reference to Exhibit 2.1 of Symmetricom, Inc.’s Current Report on Form 8-K (File No. 0-02287) filed October 22, 2013).*+

(d)(2)	Confidentiality Agreement between Microsemi Corporation and Symmetricom, Inc., dated October 4, 2013.+

(g)	Not applicable.

(h)	Not applicable.

*Certain schedules have been omitted and Microsemi Corporation agrees to furnish supplementally to the Securities and Exchange Commission a copy of any omitted schedules upon request.

+ Previously filed.